--------
Fund                                                       PRESS
American                                                   RELEASE
--------

                                                           CONTACT: Terry Baxter
                                                           802-649-2640



                   FUND AMERICAN COMMENCES CASH TENDER OFFER
                    FOR UP TO 500,000 SHARES AT $71.00 NET

NORWICH, Vermont, December 4, 1995 - Fund American Enterprises Holdings, Inc. today commenced its previously announced cash tender offer to purchase up to 500,000 shares of its common stock at a price of $71.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 4, 1995, and the related Letter of Transmittal (which together constitute the "Offer").

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain customary conditions. The Offer, proration period and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Tuesday, January 2, 1996 unless the Offer is extended. The Company has reserved the right to purchase more than 500,000 shares in the Offer.

First Chicago Trust Company of New York is the Information Agent for the Offer and can be reached at 1-800-438-0057.

None of the Company, its Board of Directors or the Information Agent makes any recommendation as to whether any shareholder should participate in the Offer.







                   Fund American Enterprises Holdings, Inc.
                         The 1820 House / Main Street
                              Norwich VT  05055
                                 (802)649-3633
                              (802)649-2240(FAX)